FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SHARE REPURCHASES IN JANUARY 2008

On February 13, 2008, the registrant filed with the Financial Services Agency of Japan (“FSA”) information relating to its share repurchases in the month of January 2008.

The attached information is a translation of the Japanese original provided to the FSA. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 13, 2008

Class of Shares: Common Stock

1.	[Status of Share Repurchase]

(1)	[Status of Share Repurchase as proposed by the Meeting of Shareholders]

N/A

(2)	[Status of Share Repurchase as decided by the Meeting of Board of Directors]

As of January 31, 2007

Classification	Number of shares repurchased		Value of shares repurchased (in JPY)
As decided by the meeting of board of directors held on November 9, 2007 (Period of Repurchase: November 12, 2007 – March 24, 2008)	200,000		100,000,000,000
Repurchase by NTT of its own shares in reported month (Date of Repurchase)*	January 4, 2008	9,322	5,189,670,000
	January 7, 2008	9,322	5,212,246,000
	January 8, 2008	5,794	3,250,877,000
Total	—	24,438	13,652,793,000
Cumulative total of NTT’s own shares repurchased as of end of reported month*	153,918		83,500,000,000
Percentage of NTT’s own shares repurchased		77.0%	83.5%

Note (*):	Figures represent repurchase transactions concluded between December 26 and December 28, 2007 and settled in January 2008.

2.	[Status of Processing]

N/A

3.	[Status of Ownership]

As of January 31, 2007

Ownership of shares as of end of reported month	Number of shares
Total number of outstanding shares	15,741,209
Number of treasury stock	2,077,768